Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Chanda DeLong

Re:	AFS SenSub Corp., Registration Statement on Form S-3

Filed February 1, 2011, File No. 333-170231

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”), dated November 19, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission to J. Michael May, Esq., we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”), marked to show changes from the Registration Statement on Form S-3 filed on October 29, 2010.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Registrant.

General

1. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

We confirm that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements will be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.

2. As a follow-up to the above comment, if your disclosure, such as on page S-59 of the Senior-Subordinate Transaction prospectus supplement and page S-72 of the Insured Transaction prospectus supplement, states that you will file any documents “on or after” the closing date on Form 8-K, please revise your disclosure accordingly.

The disclosure on page S-59 of the Senior-Subordinate Transaction prospectus supplement and on page S-72 of the Insured Transaction prospectus supplement has been revised to state that versions of the agreements with the final material terms will be filed on Form 8-K simultaneously with or prior to the filing of the final prospectus.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. We note that the Insured Transaction prospectus supplement includes as credit enhancement a cross-collateralization feature that was also included in your previous Registration Statement on Form S-3 (File No. 333-130439) originally filed on December 19, 2005. Please confirm that there have been no substantive modifications to the cross-collateralization feature from the cross-collateralization feature disclosed in your previous Registration Statement on Form S-3 (File No. 333-130439).

To the limited extent that the Registrant continues to undertake securitizations that utilize monoline insurance as a form of credit enhancement, cross-collateralization across spread accounts with other transactions enhanced by the same monoline insurance company continues to be used in a manner that is described in the Insured Transaction prospectus supplement and that is not substantively different from that described in the previous Registration Statement on Form S-3 (File No. 333-130439).

Base Prospectus

Origination Network

6. We note your disclosure in the fifth full paragraph of this section and in the second full paragraph on page 34. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary sections and The Automobile Loan Contracts sections of each of the prospectus supplements.

As is commonplace in the automobile loan contract sector, AmeriCredit Financial Services, Inc. underwrites automobile loan contracts using its proprietary credit scoring system together with a judgmental review process. As a result, there is no meaningful data that could be presented to investors regarding whether any individual loan was an “exception” to its standard underwriting criteria. We are, therefore, unable to provide bracketed form disclosure regarding the nature and number of “exceptions” as you have requested. We have, however, provided a more detailed description of the underwriting process used to support the credit approval process. Please refer to pages 32-36 of the base prospectus for this additional disclosure.

Servicing Procedures

7. We note your disclosure in the second full paragraph of this section. Please advise whether the asset pool will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in both the Summary sections and The Automobile Loan Contracts sections of each of the prospectus supplements.

Consistent with our servicing procedures, extensions of monthly installment payments are the only credit modifications performed on the loans. We do expect that each asset pool will include loans that have been modified by way of a payment extension. Bracketed disclosure regarding the nature of modifications and data regarding the number of modified automobile loan contracts has been added to pages S-10 and S-44 of the Senior-Subordinate Transaction prospectus supplement and pages S-14 and S-55 of the Insured Transaction prospectus supplement.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Vice President, Associate Counsel, Assistant Secretary

cc:	Daniel E. Berce

Chris. A. Choate

Chris DiAngelo, Esq.

John P. Keiserman, Esq.

Prachi Shah, Esq.

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